EXHIBIT 21.1
SUBSIDIARIES OF LACROSSE FOOTWEAR, INC.
AS OF DECEMBER 31, 2010

	Jurisdiction of
Name	Incorporation	Percent Ownership
Danner, Inc.	Wisconsin	100%
LaCrosse International, Inc.	Oregon	100%
Environmentally Neutral Design Outdoor, Inc.	Oregon	100%
LaCrosse Europe, Inc.	Oregon	100%
LaCrosse Europe ApS	Denmark	100% (subsidiary of LaCrosse Europe, Inc.)